UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2026

Manmeet Soni
Chief Operating Officer and Chief Financial Officer
Summit Therapeutics Inc.
601 Brickell Key Drive, Suite 1000
Miami, FL 33131

Re: Summit Therapeutics Inc.
Form 10-K for the fiscal year ended December 31, 2025
Filed February 23, 2026
File No. 001-36866

Dear Manmeet Soni:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2025

Product Pipeline, page 4

1. Regarding the disclosure on page 6 about collaborating with multiple institutions globally and your investigator-sponsored trials program across several disease areas, please tell us and revise your future filings, beginning with your March 31, 2026 Form 10-Q, to specifically address the collaborations entered into with GSK and Revolution Medicines and provide the significant related terms of each, including any consideration exchanged thus far. We note these collaborations were entered into prior to the filing of your Form 10-K and are highlighted in your fourth quarter of 2025 earnings release, earnings call and accompanying slides/presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

Results of Operations, page 73

2. Your research and development (R&D) expenses increased more then 220% during 2025 and also made up half of your $1.08 billion net loss for the year ended December 31,

2025 and 75% of your $221.3 million net loss for the year ended December 31, 2024. For 2025, oncology clinical trial related costs made up half of your R&D expenses, yet the explanation provided for the 164% increase in these costs during the year appears limited, i.e., you attribute the large change primarily to new clinical trials added and current clinical trials expanded. Given: i) the significance of oncology clinical trial related costs to consolidated R&D and, in turn, the significance of consolidated R&D to your results of operations; ii) the multiple clinical trials which you are currently conducting; and iii) the multiple indications for which you are currently evaluating ivonescimab, please tell us whether your oncology clinical trial related costs can be further disaggregated by indication, trial or some other level and revise future filings as applicable.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenn Do at 202-551-3743 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences